UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

MEL G. RIGGS, PRESIDENT

CLAYTON WILLIAMS ENERGY, INC.

SIX DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010	13D

1	Names of Reporting Persons Mel G. Riggs

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,970

	8	Shared Voting Power 3,045,038

	9	Sole Dispositive Power 19,596

	10	Shared Dispositive Power 3,041,412

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,061,008

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 96949010	13D

1	Names of Reporting Persons LPL/Williams GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,041,412

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,041,412

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,412

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.7%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 96949010	13D

1	Names of Reporting Persons The Williams Children’s Partnership, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,041,412

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,041,412

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,412

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.7%

14	Type of Reporting Person (See Instructions) PN

INTRODUCTION.

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed on December 20, 2007 (as amended by Amendment No. 1 filed on December 20, 2010, the “Original 13D”) by certain of the reporting persons filing this Amendment.   This Amendment is being filed to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc. (the “Issuer”) by the Reporting Persons (as defined below).

The Original 13D described the beneficial ownership of shares of the Issuer’s Common Stock owned by Mel G. Riggs, the President and a Director of the Issuer, LPL/Williams GP, LLC (“LPL/Williams”) and The Williams Children’s Partnership Ltd. (“WCPL”).  Mr. Riggs is the sole member of LPL/Williams.  As described below, as the sole member of LPL/Williams, Mr. Riggs may be deemed to be the beneficial owner of shares of the Issuer’s Common Stock held by WCPL and therefore a member of the group covered by the Original 13D.

On August 29, 2016, the Issuer issued 5,051,100 shares of Common Stock (the “Private Placement Shares”) in a private placement to affiliates of Ares Management LLC, resulting in a decrease in the percentage ownership of the Common Stock beneficially owned by the Reporting Persons.

Additionally, since the date of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons, Mr. Riggs’ beneficial ownership of the Issuer’s Common Stock has increased by 9,092 shares, resulting from the purchase of 6,700 shares of Common Stock by Mr. Riggs in open market transactions and a net increase of 2,392 shares of Common Stock in Mr. Riggs’ account owned of record by the Company’s 401(k) Plan & Trust.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND.

The reporting persons filing this Schedule 13D (the “Reporting Persons”) are Mr. Riggs, LPL/Williams and WCPL.

The business address of Mr. Riggs is Six Desta Drive, Suite 6500, Midland, Texas 79705, and Mr. Riggs’s principal occupation is President of the Issuer, which is engaged in the business of oil and gas exploration, development and transportation.  Mr. Riggs is also the sole member of LPL/Williams, which is the sole general partner of WCPL.  Mr. Riggs is a citizen of the United States and has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LPL/Williams is a limited liability company organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  LPL/Williams was organized to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act.  As of the date of this Schedule 13D, LPL/Williams’ only business activity is serving as the general partner of WCPL.

WCPL is a limited partnership organized under the laws of the State of Texas, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  WCPL was organized to engage in any lawful business in which a limited partnership formed under the Texas Revised Limited Partnership Act may engage.  WCPL was formed in 1995 for the benefit of the adult children of Mr. Williams, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  As of the date of this Schedule 13D, WCPL’s only business activity is to hold assets, including shares of the Issuer’s Common Stock, as investments for the benefit of the adult children of Mr. Williams.

Neither LPL/Williams nor WCPL have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 29, 2016, the Issuer issued the Private Placement Shares, resulting in a decrease in the percentage ownership of the Common Stock beneficially owned by the Reporting Persons.

Since the date of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons, Mr. Riggs’ beneficial ownership of the Issuer’s Common Stock has increased by 9,092 shares.  Between May 11, 2011 and April 5, 2016, Mr. Riggs acquired 6,700 shares of Common Stock in open market transactions at a price per share ranging from $9.40 to $75.00.  Mr. Riggs financed the purchase price for the shares with personal funds.  The remaining increase in Mr. Riggs’ beneficial ownership is attributable to a net increase of 2,392 shares of Common Stock in Mr. Riggs’ account owned of record by the Company’s 401(k) Plan & Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

On August 29, 2016, the Issuer issued the Private Placement Shares, resulting in a decrease in the percentage ownership of the Common Stock beneficially owned by the Reporting Persons.

The purpose of the acquisition of 6,700 shares of Common Stock by Mr. Riggs described in Item 3 was to increase his personal investment in the Issuer.

Following the issuance of the Private Placement Shares and the acquisitions by Mr. Riggs described in Item 3, Mr. Riggs beneficially owns, either individually or through his affiliates, approximately 17.8% of the Issuer’s outstanding shares of Common Stock.  The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Riggs include 3,041,412 shares of the Issuer’s Common Stock held by WCPL.  Mr. Riggs is the sole member of LPL/Williams, which is the general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Riggs may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.  However, LPL/Williams has a pecuniary interest in only 0.002% of the Issuer’s Common Stock held by WCPL.

Subject to the factors discussed below, the Reporting Persons may purchase additional Common Stock in the open market or otherwise, including pursuant to trading plans adopted in accordance with Section 10b5-1 of the Securities Exchange Act of 1934, which may be entered into from time to time by one or more of the Reporting Persons.

The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including the Issuer’s business and prospects, the price and availability of Common Stock, subsequent developments affecting the Issuer, other investment and business opportunities available to them and general stock market and economic conditions.  Based on these factors, any Reporting Person may decide to pursue or abandon negotiations to purchase additional Common Stock, or may determine to sell all or part of its investment in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a)           The aggregate number of shares of the Issuer’s Common Stock beneficially owned, through shared control of voting and disposition, by the Reporting Persons is 3,061,008 shares, which constitutes approximately 17.8% of the issued and outstanding shares of Common Stock of the Issuer.  Of this total, 3,626 shares are owned of record by the Company’s 401(k) Plan & Trust, 1,382 shares are controlled by Mr. Riggs pursuant to a power of attorney and 3,041,412 shares are owned of record by WCPL.  Additionally, Mr. Riggs beneficially owns an additional 14,588 shares of Common Stock.  Therefore, Mr. Riggs’s total beneficial ownership is 3,061,008 shares of Common Stock, constituting approximately 17.8% of the total outstanding shares of Common Stock.

The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Riggs include 3,041,412 shares of the Issuer’s Common Stock held by WCPL.  Mr. Riggs is the sole member of LPL/Williams, which is the general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Riggs may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.  However, LPL/Williams has a pecuniary interest in only 0.002% of the Issuer’s Common Stock held by WCPL.

(b)           The Reporting Persons share the power to vote or to direct the vote and the power to dispose or direct the disposition of all 3,041,412 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 19,596 additional shares of Common Stock which Mr. Riggs beneficially owns, as described in paragraph (a) of this Item 5, Mr. Riggs has the sole power to dispose of 19,596 of those shares and the sole power to vote 15,970 of those shares (the power to vote 3,626 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).

(c)           None.

(d)           None.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2016	/s/ Mel G. Riggs
Mel G. Riggs

Date: August 30, 2016	LPL/Williams GP, LLC

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Member

Date: August 30, 2016	The Williams Children’s Partnership, Ltd.

	By:	LPL/Williams GP, LLC
General Partner

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Member